

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Mr. John J. Legere
President and Chief Executive Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006-1350

      Re: **T-Mobile US, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Response Dated May 13, 2015
               Form 10-Q for Fiscal Quarter Ended March 31, 2015
               File No. 001-33409

Dear Mr. Legere:

We have reviewed your May 13, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. .

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, pages 27 and 29

1.   We note your response to comment 2. Please tell us why customer care costs, including customer support and billing, are not considered costs of services. In addition, tell us the amount of such costs for 2014, 2013 and 2012.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014
Revenues, Branded Postpaid Revenues, page 21

2.   We note your response to comment 4 and your proposed disclosure. Please disclose your multiple-element arrangements including the Free 10G Starter Stash and Personal Data Stash deliverables pursuant to ASC 605-25-50-2 and Rule 10-01(a)(5), or tell us why such disclosure is not necessary.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director